UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Upgrade of Rating of Secured Debenture Series; Re-affirmation of Rating of Unsecured Debenture Series

On March 19, 2018, S&P Maalot (a subsidiary of S&P Global) issued a report in which it upgraded the credit rating for the non-convertible, secured Series A debentures of Formula Systems (1985) Ltd. (“Formula” or the “Company”) to ilAA- (from ilA+). The Series A debentures are secured by a first-priority security interest in the Company’s shares of Matrix IT Ltd. (“Matrix”), Sapiens International Corporation N.V. (“Sapiens”) and Magic Software Enterprises Ltd. (“Magic Software”). The upgrade was made by S&P Maalot following the implementation for the first time of recovery rating criteria for speculative grade corporate issuers. The valuation methodology employed by S&P Maalot analyzes, among other things, the likely percentage of indebtedness to be repaid to the debenture holders from the assets serving as security in the event of a hypothetical failure by the Company to make payment on the debentures.

S&P Maalot has also reaffirmed the credit rating of the Company’s Series B, convertible, non-secured series of debentures, which remains unchanged at ilA+, identical to the rating assigned to Formula itself.

Formula effected the public offering of its two series of debentures in Israel in September 2015 pursuant to its shelf offering report that it published on September 10, 2015 and in accordance with Formula’s shelf prospectus filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange, dated August 7, 2015, as amended on September 3, 2015, the effectiveness of which has been extended until August 6, 2018. The public offering was described in Formula’s Reports of Foreign Private Issuer on Form 6-K (each, a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on August 10 and September 16, 2015.  As described in the Form 6-K furnished by Formula to the SEC on January 24, 2018, in January 2018, Formula sold, in a private placement with qualified investors in Israel, an additional, aggregate 150 million New Israeli Shekels principal amount of Series A, non-convertible, secured Debentures, by means of an increase in the outstanding principal amount of that series .

The public offering and private placement of the debentures were made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in overseas directed offerings (as defined in Rule 903(b)(i)(ii) under the Securities Act), and were exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The offerings of the debentures were not registered under the Securities Act, and the debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the debentures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: March 19, 2018	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer